

November 9, 2011

Via E-mail
Christopher D. Brady
President
Chart Acquisition Corp.
c/o The Chart Group, LLC
75 Rockefeller Plaza, 14th Floor
New York, NY 10019

    Re: Chart Acquisition Corp.
             Registration Statement on Form S-1
             Filed October 13, 2011
             File No. 333-177280

Dear Mr. Brady:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note phrases, such as "strong foundation," "successful business combination," "well positioned," "unique insight," "extensive corporate experience," "leading providers," and "significant experience" used to describe your officers and directors and their experience throughout the prospectus. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

2. We note your disclosure throughout the prospectus that your sponsor will have founder shares equal to 20% of the issued and outstanding shares after the offering and the expiration of the underwriters' overallotment option. Please revise throughout the prospectus to disclose the percentage of issued and outstanding shares your sponsor will have after the offering and the expiration of the underwriters' overallotment option that

includes the placement shares and the percentage of issued and outstanding shares your sponsor and Cowen Overseas will have after the offering and the expiration of the underwriters' overallotment option that includes the placement shares.

Registration Statement Cover Page

3. Please revise footnote (1) to the Calculation of Registration Fee table to specify the provision of Rule 457 of the Securities Act relied upon.

Prospectus Cover Page

4. We note your disclosure in the fifth paragraph that the units "will be quoted" on the OTCBB on or promptly after the date of the prospectus. Please revise here and elsewhere throughout the prospectus with respect to the units, common stock and warrants, as applicable, to clarify that you anticipate that the units, common stock and warrants will be quoted on the OTCBB or advise.

5. We note your disclosure in the last sentence of the fifth paragraph. Please revise your disclosure throughout for consistency as to whether you may decide to cease separate trading of the units on the OTCBB. Additionally, please advise as to the circumstances you would decide to do so.

Summary, page 1

6. We note your disclosure in the second sentence of the first paragraph of this section. Please advise as to what information is contained in the registration statement that is not in the prospectus such that investors should read the registration statement along with the prospectus in full.

General, page 1

7. Please revise the first paragraph of this section to state that you have no revenues to date and that you will not generate revenues, at the earliest, until after the consummation of a business combination.

8. Please revise this section to add balancing language that your management team's global network and investing and operating experience are not a guarantee of a successful initial business combination.

9. Please also revise this section to disclose that your management team is not required to devote any significant amount of time to your business and that they are concurrently involved with other businesses.

10. Please also disclose the fact that there is no guarantee that current officers and directors will continue their respective roles, or any other for that matter, after the business combination, and their expertise may be of benefit to you only until the business combination is completed.

11. We note your disclosure in the first full paragraph on page 2 that you will acquire 50% or more of the outstanding voting securities or assets of the target and that you will own a majority interest in the target. However, 50% ownership does not appear to constitute majority ownership. Please revise throughout your prospectus or advise.

12. We also note your disclosure that you will not enter into any business combination if you would otherwise be required to register as an investment company under the Investment Company Act. Please revise to provide enough detail such that an investor can understand the types of business combination transactions that will and will not satisfy this condition. Please also revise the prospectus throughout accordingly.

The Offering, page 5

13. We note your disclosure in the second to last sentence of footnote (2) on page 6. We were unable to find similar language in the Securities Purchase Agreement filed as Exhibit 10.4. Please advise.

Transfer restrictions on founder shares, page 9

14. We note your disclosure that your sponsor has agreed not to transfer, assign or sell its founder shares "(except to permitted transferees, as described in this prospectus)." We also note, for example, the use of language "subject to certain limited exceptions" with respect to the placement warrants elsewhere in the prospectus. Please revise throughout the prospectus to ensure that these exceptions and any similar disclosure of this type are discussed and provide cross-references to those sections of the prospectus as appropriate. Please also advise with respect to the founder shares if the Insider Letter referred to in Exhibit 10.4 will be filed as an exhibit to the registration statement as it appears that it will set forth restrictions on the sale, transfer, pledge, hypothecate or disposal of the founder shares and what "limited circumstances" with respect to the placement units are referred to in Section 8.2 of Exhibits 10.6 and 10.7 and whether these circumstances are disclosed in the prospectus.

Proceeds to be held in trust account, page 10

15. We note your disclosure in the last paragraph on page 11 that your management may resolve to liquidate the trust account and stop pursuing the completion of a business combination prior to the 21 month period expiring. Please revise your disclosure here and elsewhere as applicable to discuss in what circumstances management may take this action.

Redemption rights for public stockholders upon consummation of our initial business combination, page 15

16. We note your disclosure in the last sentence regarding when you sponsor and Cowen Overseas will waive their redemption rights with respect to the placement shares. Please advise whether they will have any rights to the funds released from the trust account upon the expiration or termination of any tender offer that is not withdrawn or upon your liquidation prior to the expiration of the 21 month period.

Redemption of public shares and distribution and liquidation if no initial business combination, page 19

17. Please revise this section and any other section in the prospectus as applicable to include any estimates of the amount of working capital, taxes and dissolution expenses that will be payable out of the interest to be released to you from the trust account or advise.

Risk Factors, page 23

If third parties bring claims against us, page 31

18. We note your disclosure that "Messrs. Wright and Brady . . . have agreed that they will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount in the trust account to below $10.06 per share." Please revise to state if you have a written agreement with Messrs. Wright and Brady and, if so, file it as an exhibit to your registration statement.

Use of Proceeds, page 57

19. See the line items, Held in trust account and Percentage of public offering proceeds held in trust. Please expand to include additional disclosure as to how you computed these amounts and percentages. In this regard, disclose the actual amount and/or percentage of the gross proceeds from the IPO units, and separately for the private placement units, to be deposited into the trust account maintained by Continental Stock Transfer & Trust Company, the trustee.

20. See note (5) to the table. Please expand to explain the meaning of a "no shop" provision, similar to that disclosed in the sixth paragraph in the Liquidity and Capital Resources section of your MD&A.

21. We note your disclosure in the fifth paragraph on page 59 that the loan totaling $175,000 from your sponsor is to be repaid out of the proceeds from this offering. However, we

are unable to locate this amount in the Use of Proceeds section on page 57. Please revise or advise.

Dilution, page 63

22. See the table on page 64 that presents the computations of the numerator and denominator. Assuming the dilution computation is presented as of the balance sheet date of August 9, 2011, please tell us the purpose of including the numerator line items Offering costs incurred in advance and excluded from net tangible book value before this offering, which appears to represent the intangible asset of deferred offering costs. Please confirm that this intangible asset of $43,499 was not reflected in the computation of pro forma net tangible book value after this offering of $1.35 per share; or alternatively, please revise to exclude these intangible costs from the pro forma computation.

23. We note disclosure in the filing that, in no event will you redeem the public shares in an amount that would cause your net tangible assets to be less than $5,000,001 and that such amount is the basis for computation of the numerator. Please expand your disclosure to describe how you arrived at the $93,299,566 of proceeds held in the trust account which may be redeemed for cash. Please disclose in this section the formula used in arriving at the number of IPO common shares subject to redemption.

Proposed Business, page 71

Competitive Strengths; Prior Public Company Experience, page 73

24. Please revise this section to provide balancing language that Mr. Wright's experience at PanAmSat as discussed in the fifth sentence of this paragraph is not a guarantee of the same results with respect to any business combination you may consummate.

Acquisition Sourcing Expertise and Extensive Industry Contacts, page 73

25. Please provide support for your belief that you will have a "steady flow of proprietary referrals or referrals where a limited group of investors may be invited to participate" or delete this statement. Additionally, please similarly provide us with support for your expectation that you will receive "a number of proprietary deal flow opportunities that would not otherwise necessarily be available to [you]" on page 75 or delete this statement.

26. Please revise to explain what you mean that you will use the network of contacts "to grow assets under management, client mandates or deposited capital as [you] grow the acquired platform."

Effecting our initial business combination; Redemption of public shares and liquidation if no initial business combination, page 82

27. We note that the first sentence of the last paragraph of this section appears to conflict with your disclosure elsewhere that funds from the trust account can be released upon the expiration or termination of a tender offer or liquidation by management prior to the expiration of the 21 month period. Please revise for consistency or advise.

Management, page 97

28. Please revise this section to remove marketing language in discussing the business experience of your directors and officers or advise. We note, for example, "reputation for high standards and results," "integral driver," "most complicated," "successful entrepreneur," "increased revenue, improved profits" and "influential industry leaders."

Conflicts of Interest, page 101

29. Please revise your disclosure to clarify whether you have a written agreement with your officers and directors regarding their agreement to refrain from becoming involved in any blank check company until you have entered into a definitive agreement for your initial business combination or failed to complete your initial business combination within 21 months from the date of the prospectus. If so, please advise whether this agreement will be filed as an exhibit to your registration statement.

Prospectus Back Cover Page

30. Please revise your filing so that the financial statements are included in the prospectus prior to the back cover page of the prospectus.

Age of Financial Statements

31. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Part II

Item 17. Undertakings, page II-4

32. Please delete Rule 415 undertakings or advise us why you have included them.

Exhibit 10.5

33. Please advise why paragraph 11 of the promissory note is limited to the proceeds of the sale of the warrants issued in the private placement as opposed to the units issued in the private placement.

Exhibit 23.1

34. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: <u>Via E-mail</u>
        Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP